Mail Stop 3561

May 17, 2006

Via U.S. Mail

Elizabeth H. Mai, Esq.
Advanta Corp.
Welsh & McKean Roads
Spring House, PA 19477

Re: **Advanta Business Receivables Corp.**
        Amendment no. 1 to Registration Statement on Form S-3
        Filed May 4, 2006
        File No. 333-132508

Dear Ms. Mai:

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments. All page references are to the marked copy you provided to us.

Base Prospectus
Evidence as to Compliance, page 77

1. While we note your response to prior comment 9, please update your disclosure to reflect the amended sections of your transfer and servicing agreement. For instance, you disclose that an accounting firm will furnish a report showing that the firm has "applied certain agreed upon procedures." However, Section 3.06(a) of the form of amendment to your transfer and servicing agreement states that the accounting firm will furnish an attestation report on Regulation AB servicing criteria and pursuant to Rule 13a-18 or Rule 15d-18 of the Exchange Act. Please revise as appropriate.

Exhibits

2. Please file the amendment to your transfer and servicing agreement on EDGAR with your next amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Edward M. De Sear, Esq.
        McKee Nelson LLP
        Fax: (917) 777-4299